FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  October, 2009

23 October, 2009

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X            Form 40-F

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

EXHIBIT INDEX

Exhibit

EXHIBIT NO.  1      Press release of British Sky Broadcasting Group plc announcing AGM Voting Results released on 23 October, 2009

British Sky Broadcasting Group plc

AGM - shareholders approve all resolutions

23 October 2009

BRITISH SKY BROADCASTING GROUP PLC

(the "Company")

Annual General Meeting

At the Annual General Meeting of the Company held today at The Cumberland Hotel, Great Cumberland Place, London W1H 7DL at 11.00 a.m., all resolutions were duly passed on a poll. The poll voting results are as follows:

1.  To receive the financial statements for the year ended 30 June 2009, together with the report of the

     Directors and Auditors thereon.

Votes for	%	Votes against	%	Total votes cast (%)	Votes withheld
1,418,089,614	99.89	1,529,151	0.11	80.99%	2,490,147

2.  To declare a final dividend for the year ended 30 June 2009.

Votes for	%	Votes against	%	Total votes cast (%)	Votes withheld
1,421,580,926	99.96	520,294	0.04	81.13%	7,892

3.  To reappoint Tom Mockridge as a Director.

Votes for	%	Votes against	%	Total votes cast (%)	Votes withheld
1,403,177,316	99.22	10,983,461	0.78	80.68%	7,947,635

4.  To reappoint Nicholas Ferguson as a Director.

Votes for	%	Votes against	%	Total votes cast (%)	Votes withheld
1,420,275,634	99.87	1,800,307	0.13	81.13%	32,471

5.  To reappoint Andrew Higginson as a Director.

Votes for	%	Votes against	%	Total votes cast (%)	Votes withheld
1,365,919,567	96.63	47,580,164	3.37	80.64%	8,608,681

6.  To reappoint Jacques Nasser as a Director.

Votes for	%	Votes against	%	Total votes cast (%)	Votes withheld
1,419,604,531	99.83	2,469,665	0.17	81.13%	34,216

7.  To reappoint Dame Gail Rebuck as a Director.

Votes for	%	Votes against	%	Total votes cast (%)	Votes withheld
1,419,630,266	99.83	2,444,909	0.17	81.13%	33,237

8.  To reappoint David F. DeVoe as a Director.

Votes for	%	Votes against	%	Total votes cast (%)	Votes withheld
1,398,412,700	98.89	15,744,721	1.11	80.68%	7,950,991

9.  To reappoint Allan Leighton as a Director.

Votes for	%	Votes against	%	Total votes cast (%)	Votes withheld
1,409,485,227	99.20	11,371,812	0.80	81.06%	1,250,020

10.  To reappoint Arthur Siskind as a Director.

Votes for	%	Votes against	%	Total votes cast (%)	Votes withheld
1,394,027,683	98.58	20,131,334	1.42	80.68%	7,949,522

11.  To reappoint Deloitte LLP as Auditors of the Company and to authorise the Directors to agree their remuneration.

Votes for	%	Votes against	%	Total votes cast (%)	Votes withheld
1,418,443,346	99.79	3,047,506	0.21	81.10%	618,060

12.  To approve the report on Directors' remuneration for the year ended 30 June 2009.

Votes for	%	Votes against	%	Total votes cast (%)	Votes withheld
1,275,394,053	95.10	65,682,774	4.90	76.51%	81,032,090

13.  To authorise the Company and its subsidiaries to make political donations and incur political expenditure.

Votes for	%	Votes against	%	Total votes cast (%)	Votes withheld
1,408,774,867	99.60	5,646,239	0.40	80.69%	7,687,806

14.  To authorise the Directors to allot shares under Section 551 of the Companies Act 2006.

Votes for	%	Votes against	%	Total votes cast (%)	Votes withheld
1,419,890,704	99.85	2,170,080	0.15	81.13%	48,328

15.  To disapply statutory pre-emption rights (Special Resolution).

Votes for	%	Votes against	%	Total votes cast (%)	Votes withheld
1,417,091,878	99.65	4,945,307	0.35	81.13%	71,727

16.  To adopt new articles of association (Special Resolution).

Votes for	%	Votes against	%	Total votes cast (%)	Votes withheld
1,421,693,623	99.99	83,162	0.01	81.11%	332,127

17.  To allow the Company to hold general meetings (other than AGMs) on 14 days' notice (Special

       Resolution).

Votes for	%	Votes against	%	Total votes cast (%)	Votes withheld
1,391,763,354	97.87	30,295,515	2.13	81.13%	50,043

Notes:

(i)    The votes "for" include those votes giving the Chairman discretion.

(ii)    A "vote withheld" is not counted towards the votes cast "for" or "against" a resolution.

(iii)    The total number of shares in issue at 6pm on 22 October 2009 was 1,752,842,599. 81.13% of the

         voting capital was instructed.

Dave Gormley

Company Secretary

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                         BRITISH SKY BROADCASTING GROUP PLC

Date: 23 October, 2009                                                                                                      By: /s/ Dave Gormley
                                                           Dave Gormley
                                                       Company Secretary